

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

Via E-mail
Julia Cowles, Esq.
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

> **Re: Quality Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 1, 2013**
> **File No. 1-12537**

Dear Ms. Cowles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1. We note that proxies may be solicited by mail, by telephone or in-person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

2. Please fill in the amount that has been incurred to date as this amount is known. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A

Outstanding Shares and Voting Rights, page 3

3. Please revise to state that the Clinton Group intends to provide notice of their intention to cumulate votes, as indicated in the Clinton Group proxy statement.

4. Please disclose the consequence that if a shareholder votes for nine nominees and then cumulative voting is invoked, the use of discretionary authority to cumulate votes may result in a vote for fewer than nine nominees.

5. Refer to the third paragraph on page 4 and the following statement: "You do not need to check the 'FOR ALL' box to allocate votes among all of our director nominees." Please revise to affirmatively and clearly state how shareholders may provide allocation instructions to cumulate votes, if invoked, and how to withhold authority to cumulate votes with respect to one or more nominees.

Election of Directors, page 6

6. We note the registrant reserves the right to vote for unidentified substitute nominees. Please confirm for us that should the registrant nominate substitute nominees before the meeting, the registrant will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Background on the Solicitation, page 7

7. Please revise to describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

Shareholder Proposal to Amend Bylaws to Provide for Term Limits for Board Members, page 51

8. If proposal 4 is approved and Mr. Razin is elected under proposal 1, please revise to describe how the registrant will reconcile the voting results and how the registrant would address the vacancy.

9. We note the disclosure states "if proper and properly introduced" regarding proposals 4 through 6. If applicable, please revise to describe the basis for the registrant's belief that any of the proposals are improper or invalid under state law.

10. Please supplementally provide support for the following statement: "According to a 2012 corporate governance survey, only two of the 100 largest U.S. public companies surveyed had mandatory term limits for non-management directors, and 67 of such companies had policies specifically against the adoption of term limits."

Form of Proxy

11. Please revise to state that shareholders will not be able to submit vote allocation instructions for director elections if they vote by telephone or the internet.

12. Please revise to provide a means for security holders to specify how they would like their votes cumulated, if cumulative voting is invoked, and a means to withhold authority to cumulate votes with respect to one or more nominees.

13. Please revise the description of proposals 4 and 5 to clearly and impartially identify each matter. Refer to Rule 14a-4(a)(3). In this regard, please revise proposal 4 to indicate that the term limit is 25 years and that in proposal 5 the term limit is 15 years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions